Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX SUCCESSFULLY CLOSES

NEW U.S.$4.05 BILLION BANK LOAN

•	New 2017 Credit Agreement replaces existing 2014 Credit Agreement

•	Oversubscribed transaction with 20 institutions participating

•	Key features include reduced pricing, longer tenor and a U.S.$1.13 billion revolving facility

MONTERREY, MEXICO. JULY 19, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has entered into a new facilities agreement for a total amount of U.S.$4.05 billion (the “2017 Credit Agreement”), with twenty institutions.

The 2017 Credit Agreement will be used to refinance the U.S.$3.68 billion facilities agreement dated September 29, 2014, as amended and restated from time to time (“2014 Credit Agreement”), and the remaining amount will be used for general corporate purposes, which may include debt repayment. CEMEX expects to fully cancel both drawn and undrawn amounts under the 2014 Credit Agreement by July 25, 2017.

The main terms and conditions of the 2017 Credit Agreement include:

•	A total weighted average life of 4.3 years with a final maturity on July 2022;

•	Approximately the equivalent of U.S.$2.92 billion of commitments under term loan tranches, including U.S.$1.61 billion, EUR 741 million and GBP 344 million, amortizing in five equal semi-annual payments, beginning on July 2020;

•	Approximately U.S.$1.13 billion of commitments under a revolving credit facility with a five-year bullet maturity;

•	All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX’s consolidated debt leverage ratio; when such ratio is below 4.5x, the applicable margin ranges between 50 and 125 basis points lower than it would have been under the 2014 Credit Agreement; and

•	Same guarantors and security package as the 2014 Credit Agreement and other senior secured debt obligations of CEMEX.

“We are very pleased with this refinancing, which is allowing us to extend our debt maturity profile and reduce our cost of debt, while providing adequate flexibility to support our strategy going forward,” said José Antonio González, CEMEX’s Chief Financial Officer. “We are thankful for the support of both existing and new institutions. Our improved credit profile facilitated a significant oversubscription which resulted in an increased size of the facility and a reduction in the final participation amount of the Joint Bookrunners.”

The Joint Mandated Lead Arrangers and Joint Bookrunners under the 2017 Credit Agreement are BANCO MERCANTIL DEL NORTE, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BANORTE; BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO; BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO BBVA BANCOMER; BNP PARIBAS SECURITIES CORP.; CITIGROUP GLOBAL MARKETS INC.; CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK; HSBC SECURITIES (USA) INC.; ING CAPITAL LLC; JPMORGAN CHASE BANK, N.A.; MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED; AND MIZUHO BANK, LTD.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein, including the repayment of the 2014 Credit Agreement, will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.